TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

Not for distribution to the United States newswire services or dissemination in the United States

ESPERANZA RESOURCES CORP. ANNOUNCES CHANGES TO BOARD OF DIRECTORS AND MANAGEMENT AND PRIVATE PLACEMENT

Vancouver, B.C., May 2, 2012: Esperanza Resources Corp. (TSX.V: EPZ) (“Esperanza” or the “Company) is pleased to announce the appointment of Greg Smith as the new President and Chief Executive Officer and Laurence Morris as the new Chief Operating Officer of the Company.  Both are highly experienced professionals previously involved with the success of Minefinders Corporation Ltd. (“Minefinders”), including the recent $1.5 billion acquisition of Minefinders by Pan American Silver Corp. Mr. Smith has also been appointed to the Board of Directors of Esperanza. The Company is also pleased to announce that Marcel de Groot and Andrew Swarthout have been appointed to the Company’s Board of Directors to fill the vacancies created by the resignations of Steve Ristorcelli and George Elliot, who have resigned from the Board of Directors of Esperanza.

The Company wishes to thank Messrs. Ristorcelli and Elliott for their many contributions to the Company.  Messrs. Ristorcelli and Elliott will continue to act as consultants to the Company and its’ Board of Directors. William Pincus has also resigned as the Company’s President and Chief Executive Officer and has been appointed Chairman of the Board of Directors of Esperanza.

Mr. Smith is the former Vice President, Finance and Chief Financial Officer for Minefinders Corporation Ltd. Mr. Smith is a Chartered Accountant with a breadth of experience in the mining industry focused on executive management, finance and capital markets. In his role at Minefinders Mr. Smith developed key financial and business strategies to help lead the company from an exploration company to a respected gold producer.  Prior to joining Minefinders Mr. Smith held management positions with the KPMG mining practice in Vancouver and with Goldcorp Inc.

Mr. Morris is a geologist and mining engineer with more than 30 years of experience in the metals and mining business. Mr. Morris has broad international experience in construction, operating and planning roles ranging from exploration stage to large scale operating mines in a variety of commodities and countries.  Most recently Mr. Morris held the position of Vice President of Operations for Minefinders.  In this position he oversaw all aspects of development, mining operations, exploration activities and resource management.  His operational leadership at the Dolores gold mine in Mexico led to significant improvements in operating efficiencies and production and ultimately to the acquisition of Minefinders. Prior to joining Minefinders Mr. Morris worked in mine management for First Quantum Minerals Ltd. in Zambia and Mauritania.

Mr. de Groot is a Chartered Accountant and co-founder and President of Pathway Capital Ltd., a Vancouver based venture capital company, that has played a significant role in the development of a number of mining companies including, Peru Copper Inc. (acquired by Aluminum Corporation of China (“Chinalco”) in 2007), Nautilus Minerals Ltd. and CIC Resources Inc.    Mr. de Groot is currently the Chairman of Luna Gold Corp. and a director of Keegan Resources Inc. and Sandstorm Metals and Energy Ltd.  Mr. de Groot is a former director of Underworld Resources Inc. which was acquired by Kinross Gold Corporation in 2010.

Mr. Swarthout is the Chief Executive Officer of Bear Creek Mining Corporation.  Prior to founding Bear Creek, Mr. Swarthout participated in several deposit discoveries and reserve expansions in North and South America, many of which are in now in production.  Mr. Swarthout is also experienced in project permitting and financing, as well as managing several prefeasibility and financial scoping studies.  Previously, Mr. Swarthout was the exploration manager (Mexico) for Kennecott Copper.  Mr. Swarthout is also a director of Sandstorm Gold Ltd. and Sandstorm Metals & Energy Ltd.

Mr. Pincus said, “This is great step forward for the Company. We have had great success in finding and advancing our Cerro Jumil project. Greg Smith and Laurence Morris have the needed experience and skill to meet our fundamental near-term objective – placing Cerro Jumil into production. I have every confidence they will do that and seek new ways to create additional shareholder wealth.”

Mr. Smith added, “Laurence Morris and I are excited to be joining Esperanza at this stage in the Company’s growth. Bill Pincus and his team have done an outstanding job of advancing the Cerro Jumil project to the point where we can now commence bringing this asset into production. Both Laurence and I see tremendous value and opportunity at Cerro Jumil and believe this will be a cornerstone asset in a plan to build a mid-tier, multi-mine precious metal producer. Further, I would like to thank Bill for his substantial contribution to the Company to date and express my enthusiasm to be working with him going forward in his capacity as Chairman of the Board of Directors.”

Private Placement

The Company wishes to announce that it has entered into an engagement letter with Cormark Securities Inc. (“Cormark”) on behalf of a syndicate of agents (collectively the “Agents”).  Cormark and National Bank Financial Inc. will act as co-lead agents. The Agents will act as agents of the Company in relation to a private placement on a best efforts basis, of up to 8,000,000 special warrants (the “Special Warrants” and each a “Special Warrant”) at a price of C$1.25 per Special Warrant (the “Issue Price”) for approximate gross proceeds of C$10,000,000 (the “Offering”).

Upon the exercise or deemed exercise thereof, each Special Warrant will entitle the holder thereof to receive one unit (a “Unit”) without payment of any additional consideration.  Each Unit will consist of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant of the Company (a whole warrant a “Warrant”). Each Warrant will entitle the holder to acquire one Common Share at a price of C$1.80 for a period of five years following the date of the closing of the Offering, subject to any adjustment, as described below.

The Agents will receive an option (the “Agents’ Option”), exercisable in whole or in part, to arrange for the purchase of up to an additional 15% of the Special Warrants sold under the Offering at the Issue Price.

The Special Warrants will be deemed to be exercised on the earlier of: (a) the date that is four months and a day following the Closing Date, and (b) the third business day after a receipt is issued for a final prospectus by the securities regulatory authorities in each of the Provinces of Canada where the Special Warrants are sold qualifying the securities to be issued upon the exercise of the Special Warrants (the “Prospectus”).

The Company shall use its reasonable best efforts to obtain such receipt for the Prospectus on or prior to August 7, 2012.  If the receipt for the Prospectus has not been obtained by August 7, 2012, each Special Warrant will become exercisable, for no additional consideration, for 1.05 Units.

The net proceeds from the sale of the Special Warrants will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes.

The Offering is expected to close on or about May 24, 2012 (the “Closing Date”) and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approvals of the TSXV.

About Esperanza Resources Corp.

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

SAFE HARBOUR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the commencement of commercial production at Cerro Jumil, the corporate development of Esperanza Resources Corp., the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including the closing of the Offering, the use of proceeds, ability to obtain a receipt for the prospectus, as well as those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza Resources Corp.’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza Resources Corp. expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.

William J. Pincus, Chairman

Greg Smith, President and CEO

Toll Free: 1-866-890-5509

info@epzresources.com

Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.